Exhibit 99.1

Zhangmen Education Inc. Enters into Definitive Merger Agreement for Going Private Transaction

SHANGHAI, China – July 28, 2023 – Zhangmen Education Inc. (the “Company”) (OTCMKTS: ZMENY), an online education company in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Ultimate Vitor II Holdings Limited (“Parent”) and Summit Lustre Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction in which the Company will be acquired by Mr. Yi Zhang, founder, chairman of the Board, chief executive officer and interim principal financial and accounting officer of the Company (the “Buyer”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), all Class A ordinary shares, par value of US$0.00001, of the Company (each a “Class A Share”, together with each Class B ordinary share, par value $0.00001 per share, of the Company, each a “Share”) issued, outstanding and not represented by American depositary shares (each an “ADS”, each representing seventy-two (72) Class A Shares) immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement), will be cancelled and converted into the right to receive $0.0077778 per Share in cash without interest (representing $0.56 divided by seventy-two), and each outstanding ADS, other than ADSs representing the Excluded Shares, together with each Class A Share represented by such ADSs, will be cancelled and converted into the right to receive $0.56 per ADS in cash without interest (the “Merger Consideration”).

The Merger Consideration represents a premium of approximately 115% and approximately 56% to the volume-weighted average price of the ADSs during the last 30 and 90 trading days, respectively, prior to the Company’s receipt of a “going-private” proposal from the Buyer on May 26, 2023.

Concurrently with the execution of the Merger Agreement, Parent, Merger Sub, the Company and certain persons listed therein (such persons, collectively the “Founder Parties”) entered into a support agreement, pursuant to which Parent and the Founder Parties have committed, subject to the terms and conditions therein, to vote all the Shares of the Company beneficially owned by them in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

As of the date of this press release, the Buyer beneficially own approximately 13.5% of all issued and outstanding Shares of the Company, which represent approximately 82.4% of the aggregate voting power of the Company.

The Merger will be funded through a combination of (1) cash contributions from the Buyer pursuant to, and subject to the terms and conditions set forth in, an equity commitment letter, dated as of the date of the Merger Agreement, and (2) available cash of the Company. The Founder Parties agree to, at the Effective Time, cancel all the Founder Shares (as defined in the Support Agreement, including those represented by ADSs) automatically for no consideration pursuant to, and subject to the terms and conditions set forth in, the Support Agreement.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of independent directors established by the Board (the “Special Committee”), approved, among other things, the Merger Agreement and the Merger, and resolved to recommend the Company’s shareholders vote to authorize and approve the Merger Agreement and the transactions contemplated thereby including the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the second half of 2023, is subject to customary closing conditions, including an affirmative vote of shareholders representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at an extraordinary general meeting of the Company’s shareholders. If completed, the Merger will result in the Company becoming a privately held company, and its ADS program will be terminated.

Kroll Securities, LLC and Kroll, LLC (operating through its Duff& Phelps Opinions Practice) are serving as the financial advisor to the Special Committee. Linklaters is serving as U.S. legal counsel to the Special Committee. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee.

Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Buyer.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement as an exhibit. Shareholders and others wishing to obtain additional information regarding the Merger Agreement and the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company and the Buyer will file with the SEC a Schedule 13E-3 transaction statement (the “Schedule 13E-3”), which will include as an exhibit a preliminary proxy statement (the “Proxy Statement”). The Company will distribute the Proxy Statement to the Company’s shareholders after it is finalized. Investors and shareholders are urged to read carefully and in their entirety the Schedule 13E-3, and in particular the Proxy Statement, and other materials filed with or furnished to the SEC when they become available, as they will contain important information about the Company, the Merger Agreement, the Merger, and related matters. In addition to receiving the Proxy Statement by mail, shareholders also will be able to obtain the full Schedule 13E-3 and the exhibits thereto, as well as other filings containing information about the Company, the Merger Agreement, the Merger, and related matters, without charge, from the SEC’s website (http://www.sec.gov), or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the Proxy Statement.

This announcement is not a solicitation of a proxy, an offer to purchase, or a solicitation of an offer to sell any securities and it is not a substitute for the Schedule 13E-3, including the Proxy Statement, or other filings that may be made with the SEC in connection with the Merger Agreement and the Merger.

About Zhangmen Education Inc.

Zhangmen Education Inc. (OTCMKTS: ZMENY) is an online education company in China providing quality-oriented education to students. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com